EXHIBIT (b)(2)

TRACINDA CORPORATION

$600,000,000 SENIOR SECURED REVOLVING CREDIT FACILITY

Summary of Terms and Conditions

November 2, 2007

BORROWER:	Tracinda Corporation, a Nevada corporation (the “Company”).

ADMINISTRATIVE AGENT:

Bank of America, N.A. (“Bank of America”, and in such capacity, the “Agent”).

SOLE LEAD ARRANGER AND BOOK MANAGER:	Banc of America Securities LLC (“BAS”).

FACILITY:	A $600,000,000 senior secured revolving credit facility (the “Facility”).

FACILITY REDUCTIONS:	There will be no scheduled reductions of the Facility.

MATURITY:	Three years from the closing date.

DOCUMENTATION:	Similar to the letter loan agreement dated as of August 31, 2005 between the Company and Bank of America (the “Existing Credit Agreement”).

DEFINITIONS:	The following terms are used with the meanings set forth after each:

“Aggregate Market Value” means, as of each date of determination, the closing price per share of the relevant equity securities on the trading day immediately preceding the date of determination, the closing price being the last sale price or, in case no such sale takes place on such day, the average of the closing bid and asked prices.

“Borrowing Base” as of each date of determination is the sum of:

(a) 50% of the Aggregate Market Value the Core Investments pledged to the Agent;

(b) the Designated Percentage of the Aggregate Market Value of all other publicly traded equity securities pledged to the Agent; and

(c) 100% of all Cash Equivalents pledged to the Agent.

“Cash Equivalents” means cash and cash equivalents of the Company.

“Control Stock” means publicly traded equity securities of U.S. domestic entities in which the Company owns, beneficially and of record, and controls the power to vote, 10% or more of the overall equity securities thereof.

“Core Investments” means all present and future shares of the stock of Tesoro Corporation (TSO) and MGM MIRAGE (MGM) owned by the Company.

“Covered Sale” means the amount of any disposition of Core Investments made during a Restricted Period by the Company or which results in a Restricted Period.

“Designated Percentage” means, in respect of any publicly traded equity securities (other than Core Investments) hereafter delivered by the Company to the Agent in pledge, a percentage determined with the approval of the Required Lenders, but not in excess of 50%.

“Hostile Acquisition” shall be defined consistently with the Existing Credit Agreement.

“Non-Control Stock” means publicly traded equity securities of U.S. domestic entities in which the Company owns, beneficially and of record, and controls the power to vote, less than 10% of the shares thereof.

“Permitted Gifts” means donations of stock or the proceeds thereof to various charitable or relief organizations, including organizations working in, or assisting, the Republic of Armenia or persons therein, provided that the aggregate amount thereof made during Restricted Periods shall not exceed $500,000,000.

“Required Lenders” means Lenders holding a majority in interest in the Facility, provided that as where there are three or fewer lenders, Required Lenders means at least two Lenders.

“Restricted Period” means any period during which the Borrowing Base is less than 300% of the amount of the outstanding loans under the Facility.

SECURITY:

The Facility will initially be unsecured, but shall have the benefit of a negative pledge covering all shares of the capital stock of Tesoro Corporation and (subject to regulatory approvals) MGM MIRAGE owned by the Company. The Company shall use reasonable efforts to obtain all required regulatory approvals for the pledge and negative pledge of such MGM MIRAGE stock within 60 days.

In any event, within thirty days following the Closing Date, the Company will deliver all of its shares in the Core Investments to the Agent for safekeeping pursuant to a custody agreement.

As a condition to advances in an aggregate principal amount which equals or exceeds $200,000,000, (a) the Company will provide the Agent with a first priority perfected lien upon all of its shares of the stock of TSO, and (b) the Facility will become subject to the Borrowing Base described in Availability below. MGM MIRAGE stock will not be required to be pledged, but may be pledged by the Company to increase the Borrowing Base.

AVAILABILITY:

From and after the date upon which the aggregate outstanding principal balance of the Facility first equals or exceeds $200,000,000, advances under the Facility shall be limited to the lesser of (a) the principal amount of the Facility (as in effect from time to time) or (b) the Borrowing Base.

MANDATORY PREPAYMENTS:	The Company shall prepay the Facility outstandings by the amount of each sale, transfer or other disposition of Core Investments by the Company (other than those made to facilitate Permitted Gifts):

(a) which occurs during a Restricted Period or which results in a Restricted Period, provided that no prepayments shall be required unless the aggregate Covered Sales during the then most recent twelve month period are in excess of $500,000,000. Each prepayment under this clause (a) will result in a corresponding reduction in the Facility unless declined by the Lenders; or

(b) which occurs when the Facility is unsecured. Prepayments under this clause (b) will not result in reductions to the Facility.

To the extent the Borrowing Base is at any time less than the total Facility outstandings, the Company must within three business days either (i) prepay the loans, or (ii) grant additional collateral to the Agent (in the following order based on the then unpledged assets of the Company) until the required value is met:

1) all Cash Equivalents;

2) all Non-Control Stock;
3) any Control Stock.

AVAILABILITY RESTRICTION:

Upon the disability (other than the physical disability) of Kirk Kerkorian, or if Kirk Kerkorian is no longer active in the management of the Company, the amount of the Facility shall reduce to the then outstanding amount of the Facility and the Facility will cease to be revolving.

PURPOSE:	For all proper legal business purposes of the Company including the making of Permitted Gifts and permitted investments.

AVAILABILITY:

The Facility shall provide for short-term committed advances with LIBOR periods of up to 6 months. Advances under the Facility shall be in minimum principal amounts of $1,000,000 and in multiples of $1,000,000 in excess thereof and shall be subject to appropriate notice. Same day Base Rate borrowings are permitted subject to a notice period acceptable to the Agent.

INTEREST AND COMMITMENT FEES:	Interest Rates and Commitment Fees with respect to the Facility will be as follows (in basis points):

LIBOR Margin	Base Margin	Commitment Fee
75.0	0.0	25.0

Commitment fees shall be payable quarterly in arrears on the unused portion of the Facility.

INTEREST RATE OPTIONS & PERIODS:

The Company shall have the option to choose between:

LIBOR advances for 1, 2, 3 or 6 months, with interest payable in arrears on the last day of the selected interest period.

Base Rate advances, with interest payable in arrears on the 10th day of each January, April, July, and October.

INTEREST RATE DEFINITIONS:	LIBOR: The average of the London Interbank Offered Rate for 1-, 2-, 3-, 6-month offshore deposits as quoted by Bank of America. Interest shall accrue on an actual/360-day basis.

Base Rate: The higher of (i) federal funds rate plus 0.50%, or (ii) the Prime Rate, a rate of interest publicly announced from time to time by Bank of America as its Prime Rate. Interest shall accrue on an actual/365-366-day basis and shall be payable quarterly on the 10th day of each January, April, July, and October in arrears.

UPFRONT/ ARRANGEMENT FEES:	As set forth in the fee letter of even date herewith with Bank of America and BAS.

REDUCTION OF COMMITMENTS:	The Company may reduce permanently, in whole or in part, the unused portion of the Facility in increments of $1,000,000.

OPTIONAL PREPAYMENTS:

Base Rate Advances may be prepaid at any time with one banking day’s notice and LIBOR Advances may be prepaid at any time on not less than three banking days’ notice, subject to funding loss indemnity in the case of prepayments of LIBOR Advances. In each case, the prepayment shall be at least $5,000,000 and in $1,000,000 increments thereafter.

REPRESENTATIONS AND WARRANTIES:	The Company will make usual representations and warranties, substantially consistent with those contained in the Existing Credit Agreement, including but not limited to:

- Corporate existence; subsidiary ownership.

- Corporate and governmental authorization.

- No conflict with laws charter documents or agreements.
- Compliance with governmental regulations, including Federal Margin Regulations.
- Accuracy of financial information.
- Absence of material adverse change.
- Absence of defaults.
- Ownership of the Core Investments.
- Full disclosure.

COVENANTS:

Substantially consistent with those contained in the Existing Credit Agreement, but with such additional covenants as are appropriate under the circumstances. Without limitation on the foregoing the following covenants shall apply to the Company and its Subsidiaries (it being understood that MGM MIRAGE and its subsidiaries shall be excluded from the scope of the covenants):

Affirmative Covenants:

- Delivery of financial statements and compliance certificates.

- Payment of taxes and other liabilities.
- Corporate existence; business.
- Compliance with laws.
- Inspection of properties, books and records.
- Maintenance of books and records.

Negative Covenants:

- Negative pledge, with exceptions for inchoate liens for taxes (i.e., for taxes)    and other liens on property other than the Core Investments having a value not    in excess of $5,000,000 at any time.

- Limitation on other indebtedness to $100,000,000 of indebtedness; provided, however, so long as the Facility is unsecured, other indebtedness shall be prohibited.
- Mergers and acquisitions permitted as long as the Company or its relevant subsidiary is surviving entity, not hostile, pro forma compliance with covenants and in the same line of business.

- Limitations on investments to permit:

(a) $50,000,000 in loans or guarantees; and

(b) equity securities, provided that the Company and its Subsidiaries will not:

        (i) without the consent of the Required Lenders, acquire more than 10% of the equity securities of any person other than MGM MIRAGE and TSO; or

        (ii) in any event, without the consent of each Lender, enter into any Hostile Acquisition, provided, however, that notwithstanding the foregoing, the Company shall be entitled to conduct one or more consent solicitations or proxy solicitations for representation on the board of directors of any person.

- During any Restricted Period, limitations on cash dividends except for    dividends which, if they had not been declared or paid, would be undistributed    personal holding company income (as defined in Section 545 of the Code).

- During any Restricted Period, the Company may not dispose of Core    Investments if any Default or Event of Default exists or would result    therefrom, provided that:

(a) giving effect to the proposed disposition, the total Facility outstandings shall not exceed the Borrowing Base;

(b) each disposition shall be for fair value, except that the Company shall be permitted to make Permitted Gifts;

(c) if and to the extent that the Covered Sales during any twelve month period exceed $500,000,000 (excluding any Permitted Gifts), then the Company shall concurrently offer to prepay the Loans (and correspondingly reduce the Facility) by the amount of such excess Covered Sale.

Each Lender may accept or reject any such repayment and decrease of its commitment to the Facility in its discretion, and the ratable percentages of the Lenders will be adjusted from time to time to reflect any resulting prepayments and reductions.

Informational Covenants:

- Receipt of quarterly financial statements within 15 days of each quarter-end.

- Receipt of a market valuation of the eligible collateral within 10 days of each month-end.
- Notice of resignation or withdrawal of Kirk Kerkorian from the management of the Company, his disability, or any other circumstances giving rise to a Material Adverse Effect.

CONDITIONS TO CLOSING AND ADVANCES:

Substantially consistent with those contained in the Existing Credit Agreement, and such additional conditions as are deemed appropriate by the Agent under the circumstances, including but not limited to:

- All documents and agreements signed and delivered.

- No Default or Event of Default.
- All representations and warranties are true as of the date of each advance.
- Receipt of all necessary approvals.
- Delivery of financial statements.
- Satisfactory legal opinion.

- No material adverse change in operations, business, properties, condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole.
- Receipt of Borrowing Base, Compliance Certificate and Federal Reserve Form U-1 demonstrating compliance with Federal Margin Regulations.

EVENTS OF DEFAULT:

Substantially consistent with those contained in the Existing Credit Agreement, and such others as are appropriate under the circumstances, including but not limited to:

- Failure to pay any principal, interest, fees or other amounts under the Credit    Agreement.

- Failure of the Company or any of its Subsidiaries to perform or observe any covenant (with periods of grace as to certain covenants) or other material agreements.

- Failure of Kirk Kerkorian to beneficially own 100% of the capital stock of the    Company; or any shares of the Company are owned by any estate, trust,    trustee, devisee, beneficiary, personal representative, heir, spouse, surviving    joint tenant or other successor in interest or any assignee of any kind.

- Any representation or warranty of the Company shall be materially incorrect when made or when deemed made.
- Insolvency and bankruptcy defaults.
- Violation of margin regulations.
- Invalidity of collateral.
- Material adverse effect.

INCREASED COSTS/ CHANGE OF CIRCUMSTANCES/ CAPITAL ADEQUACY/ INDEMNITIES:

The Credit Agreement will contain customary provisions protecting and indemnifying the Lenders in the event of unavailability of LIBOR funding, illegality, increased costs, capital adequacy charges and funding losses, and will provide for a general indemnification of the Agents, the Lead Arranger, the Lenders and their affiliates.

TAXES/ OTHER COSTS:

All payments are to be made free and clear of all withholding taxes and any other taxes and reserves, subject to, in the case of foreign Lenders, delivery of appropriate forms indicating complete exemption from United States withholding taxes.

AMENDMENTS:

Bank of America shall have the right to assign and syndicate the Facility. In the event of any such assignment, amendments shall require the approval of Lenders holding greater than 50% of the Facility commitments (or, if the Facility has been terminated, Lenders holding greater than 50% of the outstanding Loans), provided that the consent of all of the Lenders shall be required for any amendment or waiver involving (i) extension of the Maturity Date or any other date upon which any payment of money is due to the Lenders, (ii) reduction of the rate of interest on the Notes, any fee or any other monetary amount payable to the Lenders, (iii) increase to the Borrowing Base percentages (including once determined any Designated Percentage) or any agreement to accept collateral other than publicly traded equity securities or Cash Equivalents as Borrowing Base collateral, (iv) release of any substantial portion of the collateral (except in connection with any permitted sale thereof), or (v) changing the definition of “Required Lenders.”

ASSIGNMENTS AND PARTICIPATIONS:

Each Lender may assign all or a portion of its commitments in minimum amounts of $25,000,000 to other Eligible Assignees, with the consent, not to be unreasonably withheld, of the Company and Agent. The consent of the Company will not be required for assignments to affiliates or related funds of any Lender, or when any Event of Default exists.

Each Lender may also sell participations in all or a portion of its commitments (without prior consent), provided that participants may have voting rights only with respect matters requiring the affirmative vote of all Lenders, and then only to the extent directly affecting that participant.

FEES AND EXPENSES:

The Company shall pay all reasonable costs and expenses (excluding fees and expenses of in-house counsel), incurred by the Lead Arranger and the Agent in connection with the preparation and delivery of the Credit Agreement and all related documents, and in the negotiation, closing, and enforcement of the Facility, regardless of whether the Facility is consummated. The Company shall also pay all costs and expenses of the Agent associated with amendments and other changes to the Facility, and all costs and expenses of the Agent and the Lenders in the collection of the obligations of the Company under the Facility (including reasonable attorney’ fees and allocated costs of internal counsel).

INDEMNIFICATION:

The Company shall indemnify the Agent, BAS and the Lenders and their respective affiliates from and against all losses, liabilities, claims, damages or expenses arising out of or relating to the Facility, the Company’s use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees (including the allocated cost of internal counsel) and settlement costs.

NON-INVOLVEMENT OF MR. KERKORIAN

The parties hereto acknowledge that Kirk Kerkorian will not be a party to the credit agreement for the Facility or any of the other Loan Documents executed on the Closing Date. Accordingly, in the event (i) there is any alleged breach or default by any party under the credit agreement or any such Loan Document, or (ii) any party hereto has any claim arising from or relating to the credit agreement any such Loan Document, no party thereto, nor any party claiming through it (to the extent permitted by applicable law) shall commence any proceedings or otherwise seek to impose any liability whatsoever against Mr. Kerkorian by reason of such alleged breach, default or claim.

GOVERNING LAW:

State of California.

OTHER:

This Summary of Terms is intended as an outline of certain of the material terms of the Facility and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions which would be contained in definitive documentation for the Facility Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to California jurisdiction. The loan documentation will contain customary increased cost, withholding tax, capital adequacy, yield protection provisions and a judicial reference provision.